Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, Weiss Asset Management LP, WAM GP LLC, and Andrew M. Weiss, hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G and/or 13D (including any and all amendments thereto) with respect to the American Depositary Shares, each representing 15 Class A ordinary shares, par value US$0.00000005 per share of Canaan Inc., and further agree that this Joint Filing Agreement, as may be amended from time to time, shall be included as an Exhibit to such joint filings.

   The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and/or 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

   This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

   IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 11, 2026.

                    WEISS ASSET MANAGEMENT LP

                    By: /s/ Mary Merrigan

                    Mary Merrigan, Authorized Signatory

                    WAM GP LLC

                    By: /s/ Mary Merrigan

                    Mary Merrigan, Authorized Signatory

                    ANDREW M. WEISS, PH.D.

                    By: /s/ Mary Merrigan

                    Mary Merrigan, Attorney-in-Fact for Andrew Weiss***
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***Duly authorized under Power of Attorney incorporated herein by reference to the exhibit to the Form 13G/A filed by Weiss Asset Management LP on February 3, 2023 in respect of its holding in DEEP MEDICINE ACQUISITION CORP.